UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 6-K, including the sections entitled “Business,” and “Risk Factors,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this Current Report on Form 6-K include, but are not limited to, statements about:

●	the implementation of our strategic plans for our business;
●	our financial performance;
●	developments relating to our competitors and our industry, including the impact of government regulation;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and
●	other risks and uncertainties, including those listed under the captions “Business,” and “Risk Factors”.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this Current Report on Form 6-K. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this Current Report on Form 6-K and the documents that we reference in this Current Report on Form 6-K and have filed with the Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this Current Report on Form 6-K represent our views as of the date of this Current Report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this Current Report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this Current Report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

Entry into A Material Contract

On March 14, 2023, Paranovus Entertainment Technology Ltd. (formerly known as Happiness Development Group Limited, “we,” “us,” “our,” the “Company”) entered into a securities purchase agreement (the “SPA”) with (i) 2lab3 LLC, a Delaware limited liability company (“2lab3”); and (ii) the sole member of 2lab3 (the “Seller”). Pursuant to the SPA, the Company agreed to purchase all the membership interests of 2lab3 from the Seller, and, in exchange, the Company agreed to issue an aggregate of 1,375,000 Class A ordinary share (the “Shares”), par value $0.01 each (“Class A Ordinary Shares”) to the Seller and/or his designees. The parties to the SPA agreed that valuation of 2lab3 is approximately $6 million. The Class A Ordinary Shares will be issued at a per share price of $4.4, which is equal to the volume-weighted average price of the past five-day of the Ordinary Shares.

The SPA included customary representations, warranties, and covenants by the respective parties and closing conditions, including that the completion of the review of listing of additional shares by the Nasdaq Stock Market. Consummation of the transaction contemplated under the SPA is not subject to a financing condition. The Shares will be issued in reliance on the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933 (the “Securities Act”).

The SPA is filed as Exhibit 10.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Description of the Web 3.0 Business

Upon closing the transaction contemplated by the SPA, 2lab3 will become a wholly-owned subsidiary of the Company, through which the Company plans to expand its business into the Web 3.0 industry. 2lab3 is dedicated to providing consulting, marketing, design, and software development services to empower its clients to adapt and thrive in the Web 3.0 era. 2lab3 believes that the decentralized networks of Web 3.0 offer an alternative to the status quo of the current digital world. 2lab3 also offers omni-channel marketing solutions for its clients to grow their internet presence and helps its clients design, launch, promote, and manage their virtual products, such as non-fungible tokens (NFTs).

Risk Factors Relating to the Web 3.0 Business

We have an evolving business model with still untested growth initiatives.

We have an evolving business model and intend to implement new strategies to grow our business in the future. There can be no assurance that we will be successful in developing new product categories or in entering new specialty markets or in implementing any other growth strategies. Similarly, there can be no assurance that we already have or will be able to obtain or retain any employees, consultants or other resources with any specialized skills or relationships to successfully implement our strategies in the future.

2lab3 is a recently formed entity with little track record and limited historical financial information available.

Our Web 3.0 business will be conducted via 2lab3, which was formed on August 12, 2022 in the State of Delaware. Because 2lab3 is in the early stages of executing the business strategy, we cannot provide assurance that, or when, our Web 3.0 business will be profitable. We will need to make significant investments to develop and operate 2lab3 and expect to incur significant expenses in connection with operating components, including costs for developing technology, talent fees, marketing, and salaries. We expect to incur significant capital, operational and marketing expenses for a few years in connection with our strategy and growth plan. Any failure to achieve or sustain profitability may have a material adverse impact on the value of the shares of our Class A ordinary shares

Our Web 3.0 Business has only a limited operating history.

Our Web 3.0 Business has only a limited operating history. As a result, we face a number of risks encountered by combined entities, including our ability to:

●	Manage expanding operations, including our ability to service our clients if our customer base grows substantially;
●	Attract and retain management and technical personnel;
●	Find adequate sources of financing;
●	Anticipate and respond to market competition and changes in technologies as they develop and become available;
●	Negotiate and maintain favorable rates with our partners; and
●	Retain and expand our customer base at profitable rates.

We may not be successful in addressing or mitigating these risks and uncertainties, and if we are not successful, our Web 3.0 business could be significantly and adversely affected.

If we do not develop and provide Web 3.0 related products and services that meet client needs in a rapidly changing environment, our business could be harmed.

Our success depends on our ability to develop and provide products and services that are attractive to our clients. Key competitive considerations for retaining existing clients and winning new clients include our ability to develop solutions that meet client needs in a rapidly changing environment, the quality and effectiveness of our services and our ability to serve clients efficiently. As a result, we must invest resources in research and development to first create, then improve the attractiveness and comprehensiveness of our products and services and effectively incorporate new Web 3.0 technologies into them. If we are unable to provide products and services that our clients want to use, then the clients may become dissatisfied and use our competitors’ products and services. If we are unable to continue offering innovative products and services, we may be unable to attract clients, which could harm our business, results of operations and financial condition.

Our Web 3.0 Business intends to rely on the Ethereum blockchain or other public blockchain, which we have no control over.

Our Web 3.0 Business intends to operate on the Ethereum blockchain or other public blockchain according to different requirements of our clients. For example , the Ethereum blockchain relies on a network of computers to run certain software programs to solve complex transactions in competition with other mining operations and to process transactions. We have no control over these networks, which subjects us to certain risks. For example, to the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the Ethereum blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing Ethereum users to pay transaction fees as a substitute for or in addition to the award of new Ethereum upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the Ethereum blockchain. Such delay could harm our business, results of operations, and financial condition.

We have and will continue to help our clients launch NFT products which may expose us to legal, regulatory, and other risks that could adversely affect our business, financial condition, and results of operations.

We have and will continue to help our clients launch blockchain-based NFT products. Blockchain technology and NFTs are relatively new and emerging technologies. The regulatory, commercial, and legal framework governing blockchain technologies and NFTs is likely to evolve both in the United States and internationally and implicates issues regarding a range of matters, including, but not limited to, intellectual property rights, privacy and cybersecurity, fraud, anti-money laundering, money transmission, sanctions, and currency, commodity, and securities law compliance. It is difficult to predict how the legal and regulatory framework around blockchain technologies and NFTs will develop and how such developments will impact our Web 3.0 business. NFT transactions also raise issues regarding compliance with laws of foreign jurisdictions, many of which present complex compliance issues and may conflict with other jurisdictions.

The launch of our NFT product and marketplace also subjects us to risks similar to those associated with any new product offering, including, but not limited to, our ability to accurately anticipate market demand and acceptance, our ability to successfully launch the NFT marketplace, creator and buyer acceptance, technical issues with the operation of an NFT marketplace, reputational risk relating to the use of NFTs more broadly, and other legal and regulatory risks.

We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Competitive conditions within the NFT industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the bitcoin industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our securities.

NFTs are software related.

We actively use specific hardware and software for our operation. In certain cases, source code and other software assets may be subject to an open source license, as much technology development underway in this sector is open source. For these works, the Company intends to adhere to the terms of any license agreements that may be in place.

We do not currently own, and do not have any current plans to seek, any patents in connection with our existing and planned NFT and related blockchain operations. We rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we have developed and may further develop certain proprietary software applications for our operations.

We rely extensively on information technology systems, and cybersecurity incidents could adversely affect us.

We rely on information technology systems and infrastructure to connect with our clients, people and others, and to store and process business and financial data. Increased cybersecurity threats and attacks, including computer viruses, hacking and ransomware attacks, are constantly evolving and pose a risk to our systems and networks. Security breaches, improper use of our systems and unauthorized access to our data and information by employees and others may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. We also have access to sensitive or personal data or information that is subject to privacy laws and regulations. Our systems and processes may be unable to prevent material security breaches, and such breaches could adversely affect our business, results of operations, financial position and reputation.

Blockchain technology may expose us to specially designated nationals or blocked persons or cause it to violate provisions of law.

We are subject to the rules enforced by OFAC, including regarding sanctions and requirements not to conduct business with persons named on its specially designated nationals list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s specially designated nationals list, which may expose us to regulatory sanctions and adversely affect our business, financial condition, and results of operations.

Current and future legislation and rulemaking regarding digital assets may result in extraordinary, non-recurring expenses and could have a material adverse effect on our business, financial condition and results of operations.

Current and future legislation and rulemaking by the Commodity Futures Trading Commission (the “CFTC”) and SEC or other regulators, including interpretations released by a regulatory authority, may impact the manner in which digital assets are treated. For example, digital assets derivatives are not excluded from the definition of “commodity future” by the CFTC. Furthermore, according to the CFTC, digital assets fall within the definition of a commodity under the Commodities Exchange Act (the “CEA”) and as a result, we may be required to register and comply with additional regulations under the CEA, including additional periodic reporting and disclosure standards and requirements. We may also be required to register as a commodity pool operator and to register as a commodity pool with the CFTC through the National Futures Association. If we are required to register with the CFTC or another governmental or self-regulatory authority, we may seek to cease certain of our operations to avoid the registration requirement. Modifying our business to avoid a registration requirement with the CFTC or another governmental or self-regulatory authority may have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Exhibits:

10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Ltd.

Date: March 16, 2023	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer